上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

RECEIVED
2008 AUG 11 P 2:06
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: SIHL/ADR/08

7th August 2008

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W. [redacted]
Washington, D.C. 20549
United States

08004257

Dear Sirs,

SUPPL

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose a copy of the announcement dated 5th August 2008 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(4) and (5), the aforesaid announcement shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of the same shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2821 3909.

Yours faithfully,

Leung Lin Cheong
Company Secretary

PROCESSED
AUG 13 2008
THOMSON REUTERS

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz

RL/KW
M:\CS\Letter\Letter Format (363)\Ltr to SEC (ADR).doc

香港告士打道39號夏慤大廈26樓 電話：(852) 2529 5652 傳真：(852) 2529 5067
26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong Tel : (852) 2529 5652 Fax: (852) 2529 5067

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

VARIATION TO THE TERMS OF AGREEMENTS DATED 21ST JULY 2008

On 5th August 2008, the Company entered into the Supplemental Hotel Acquisition Agreement with South Pacific and SIIC principally to vary the timing of payment of the Good Cheer Consideration such that only half of the Good Cheer Consideration (as opposed to all of the Good Cheer Consideration as disclosed in the Announcement) shall be payable upon the Hotel Acquisition Completion and the remaining Good Cheer Consideration shall be payable on or before the date falling six months after the date of the Hotel Acquisition Completion (or such other later date as the parties to the Hotel Acquisition Agreement may agree).

On 5th August 2008, S.I. Infrastructure, a wholly-owned subsidiary of the Company, entered into the Supplemental Road Bridge Acquisition Agreement with SIIC CM and SIIC principally to vary the manner and timing of payment of the Hu-Hang Consideration such that the entire amount of the Hu-Hang Consideration shall be payable in cash (instead of partly in cash and partly by the issue and allotment of the Consideration Shares as disclosed in the Announcement) and that half of the Hu-Hang Consideration shall be payable upon Road Bridge Acquisition Completion and the remaining half of the Hu-Hang Consideration shall be payable on or before the date falling six months after the date of the Road Bridge Acquisition Completion (or such other later date as the parties to the Road Bridge Acquisition Agreement may agree).

BACKGROUND

Reference is made to the Announcement. Unless otherwise defined in this announcement, capitalized terms used therein shall have the same meanings as those defined in the Announcement.

SUPPLEMENTAL HOTEL ACQUISITION AGREEMENT

Date

5th August 2008

Parties

(1) South Pacific, a wholly-owned subsidiary of SIIC

(2) the Company

(3) SIIC

Major terms of the Supplemental Hotel Acquisition Agreement

The Company, South Pacific and SIIC have agreed to vary the timing of payment of the Good Cheer Consideration provided in the Hotel Acquisition Agreement (which provides that the entire amount of the Good Cheer Consideration shall be payable upon completion of the Hotel Acquisition Agreement). Pursuant to the Supplemental Hotel Acquisition Agreement, the Hotel Acquisition Agreement has been amended such that upon the Hotel Acquisition Completion, HK$675,000,000 (being half of the Good Cheer Consideration) shall be paid by the Company to South Pacific in cash and the remaining HK$675,000,000 shall be payable by the Company to South Pacific in cash on or before the date falling six months after the date of the Hotel Acquisition Completion (or such other later date as the Company, South Pacific and SIIC may agree in writing).

Save as disclosed above, all the major terms and conditions of the Hotel Acquisition Agreement remain unchanged.

SUPPLEMENTAL ROAD BRIDGE ACQUISITION AGREEMENT

Date

5th August 2008

Parties

(1) SIIC CM, a wholly-owned subsidiary of SIIC

(2) S. I. Infrastructure

(3) SIIC

Major terms of the Supplemental Road Bridge Acquisition Agreement

SIIC CM, S.I. Infrastructure and SIIC have agreed to vary the manner as well as the timing of payment of the Hu-Hang Consideration provided under the Road Bridge Acquisition Agreement (which provides that at completion of the Road Bridge Acquisition Agreement, part of the Hu-Hang Consideration in the amount of HK$2,946,312,000 shall be satisfied by the issue and allotment of the Consideration Shares at an issued price of HK$24.16 per Consideration Shares (credited as fully paid) and the balance of HK$1,250,000,000 shall be paid by way of cash). Pursuant to the Supplemental Road Bridge Acquisition Agreement, the Road Bridge Acquisition Agreement has

been amended such that, the entire amount of the Hu-Hang Consideration shall be payable in cash and that half of which (being HK$2,098,156,000) shall be paid upon the Road Bridge Acquisition Completion and the remaining HK$2,098,156,000 shall be paid on or before the date falling six months after the Road Bridge Acquisition Completion (or such other later date as SIIC CM, S.I. Infrastructure and SIIC may agree in writing).

Since no Consideration Shares will be required to be issued by the Company, consequential amendments have also been made to the Road Bridge Acquisition Agreement pursuant to the Supplemental Road Bridge Acquisition Agreement. Such consequential amendments include the deletion of the approval by the Independent Shareholders of the issue and allotment of the Consideration Shares and the granting of the listing of and permission by the Listing Committee of the Stock Exchange to deal in the Consideration Shares as conditions precedent to the Road Bridge Acquisition Completion.

Save as disclosed above, all the major terms and conditions of the Road Bridge Acquisition Agreement remain unchanged.

EFFECT ON SHAREHOLDING AND NET ASSET VALUE

Since the entire amount of the Hu-Hang Consideration will be satisfied in cash and no Consideration Shares will be issued, the issued share capital of the Company and SIIC's shareholding interest in the Company will not be increased as a result of the Road Bridge Acquisition. Accordingly, on the Road Bridge Acquisition Completion, there will be no change in the net asset value of the Group and the net asset value per Share.

SOURCE OF FUNDING

The Good Cheer Consideration and the Hu-Hang Consideration will be funded from internal resources and borrowings.

REASONS FOR ENTERING INTO THE SUPPLEMENTAL AGREEMENTS

The premier assets injected under the Acquisitions will enhance steady profit contribution and strong cash flow to the Group, thus bringing momentum to the Group's future development. The payment of the Good Cheer Consideration and the Hu-Hang Consideration wholly in cash provides a relatively simple and direct means of settlement for the Acquisitions. In addition, with a deferral in the payment time of half of the Good Cheer Consideration and the Hu-Hang Consideration to within six months (or such other later date as the parties may agree in writing) after the Hotel Acquisition Completion and the Road Bridge Acquisition Completion respectively, the Group will have more flexibility in its funding arrangements.

The Directors (apart from the independent non-executive Directors who have deferred their views until after considering the opinion of the independent financial adviser) consider that the terms of the Hotel Acquisition and the Road Bridge Acquisition pursuant to the Amended Hotel Acquisition Agreement and the Amended Road Bridge Acquisition Agreement are fair and reasonable and are on normal commercial terms and in the interests of the Company and the Shareholders as a whole.

General

A circular containing further details of the Acquisitions, the advice of the independent financial adviser to the Independent Board Committee and the Independent Shareholders, the recommendation of the Independent Board Committee to Independent Shareholders on the Acquisitions, the notice convening the EGM and other information on the Company, will be dispatched to the Shareholders as soon as practicable.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following expressions have the following meanings:

"Acquisitions"	collectively the Hotel Acquisition and the Road Bridge Acquisition
"Amended Hotel Acquisition Agreement"	the Hotel Acquisition Agreement as amended by the Supplemental Hotel Acquisition Agreement
"Amended Road Bridge Acquisition Agreement"	the Road Bridge Acquisition Agreement as amended by the Supplemental Road Bridge Acquisition Agreement
"Announcement"	the announcement of the Company dated 21st July 2008 relating to the acquisition of the entire issued share capital of, and loans to, each of Good Cheer Enterprise Limited and S.I. Hu-Hang Development Limited
"Hotel Acquisition"	the acquisition by the Company of the Good Cheer Sale Share and the Good Cheer Sale Loans pursuant to the Amended Hotel Acquisition Agreement
"Hotel Acquisition Completion"	completion of the Hotel Acquisition pursuant to the Amended Hotel Acquisition Agreement
"Road Bridge Acquisition"	the acquisition by S.I. Infrastructure of the Hu-Hang Sale Share and the Hu-Hang Sale Loan pursuant to the Amended Road Bridge Acquisition Agreement
"Road Bridge Acquisition Completion"	completion of the Road Bridge Acquisition pursuant to the Amended Road Bridge Acquisition Agreement
"Supplemental Hotel Acquisition Agreement"	the supplemental agreement to the Hotel Acquisition Agreement dated 5th August 2008 entered into between South Pacific, the Company and SIIC

"Supplemental Road Bridge Acquisition Agreement"	the supplemental agreement to the Road Bridge Acquisition Agreement dated 5th August 2008 entered into between SIIC CM, S.I. Infrastructure and SIIC

By Order of the Board
Shanghai Industrial Holdings Limited
Leung Lin Cheong
Company Secretary

Hong Kong, 5th August 2008

As at the date of this announcement, the board of directors of the Company comprises eight Executive Directors, namely, Mr. TENG Yi Long, Mr. CAI Yu Tian, Mr. LU Ming Fang, Mr. DING Zhong De, Mr. ZHOU Jie, Mr. QIAN Shi Zheng, Mr. YAO Fang and Mr. TANG Jun; three Independent Non-Executive Directors, namely, Dr. LO Ka Shui, Prof. WOO Chia-Wei and Mr. LEUNG Pak To, Francis.

END